Mail Stop 3561

May 2, 2008

Allan Richards, Senior Vice President
The Great Atlantic & Pacific Tea Company, Inc.
Two Paragon Drive
Montvale, NJ 07645

> **Re:** **The Great Atlantic & Pacific Tea Company, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on**
> **Schedule 14A**
> **Filed March 13, 2008**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **February 10, 2007**
> **Filed April 10, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 25, 2007**
> **Form 10-Q for Fiscal Quarter Ended September 8, 2007**
> **Filed October 17, 2007**
> **File No. 1-4141**

Dear Mr. Richards:

We have reviewed your response letters dated April 30, 2008 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-K for the fiscal year ended February 24, 2007

Note 15 - Operating Segments, page 97

> We note you have determined you have six operating segments that you have aggregated under the criteria of SFAS 131, paragraph 17. After consideration of the information you have provided and discussed with you telephonically, we do not agree you meet all of the aggregation criteria of paragraph 17. There are enough operational differences in your identified operating segments to render

disaggregated information helpful in assessing your performance and the direction of strategic initiatives. Please revise your disclosure in future filings to report separately information about each of your operating segments meeting the quantitative thresholds.

*****

 As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.

You may contact Donna Di Silvio, Accountant, at (202) 551- 3202 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Dan Zimmerman, Esq.
        Cahill Gordon & Reindel LLP